Exhibit 99.2

CI FINANCIAL CORP.

Report on Voting Results

Section 11.3 of National Instrument 51-102

The following discloses the voting results of the annual and general meeting of the shareholders of CI Financial Corp. (the “Corporation”) held on June 16, 2021. Shareholders holding an aggregate of 137,664,562 common shares (66.64% of outstanding shares) were present or represented by proxy at the meeting.

1.       Election of Directors

Each of the following nominees was elected as a director of the Corporation to serve until the close of the next annual meeting of the shareholders:

Nominee	Votes For	% For	Votes Withheld	% Withheld
William E. Butt	136,125,610	99.30%	966,168	0.70%
Brigette Chang-Addorisio	133,349,263	97.27%	3,742,515	2.73%
William T. Holland	128,999,345	94.10%	8,092,433	5.90%
Kurt MacAlpine	135,569,816	98.89%	1,521,962	1.11%
David P. Miller	112,893,140	82.35%	24,198,638	17.65%
Tom P. Muir	132,555,204	96.69%	4,536,574	3.31%
Sheila A. Murray	113,304,151	82.65%	23,787,627	17.35%
Paul J. Perrow	133,274,733	97.22%	3,817,045	2.78%

2.       Appointment of Auditors

Shareholders re-appointed Ernst & Young LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders.

Outcome	Votes FOR	%	Votes WITHHELD	%
Carried	131,957,292	95.85%	5,707,270	4.15%

3.       Say on Executive Compensation

On an advisory basis, Shareholders did not accept the approach to executive compensation disclosed in the Management Information Circular dated April 28, 2021.

Outcome	Votes FOR	%	Votes AGAINST	%
Not Carried	52,195,182	38.07%	84,896,596	61.93%

For additional information, please see the Management Information Circular.

DATED the 16th day of June, 2021.

/s/ Bradley R. Howard
Bradley R. Howard
Corporate Secretary
CI Financial Corp.